

Mail Stop 4561

March 9, 2018

David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.
3311 East Old Shakopee Road
Minneapolis, MN 55425

      Re: Ceridian HCM Holding Inc.
            Amendment No. 1 to Draft Registration Statement on Form S-1
            Submitted February 14, 2018
            CIK No. 0001725057

Dear Mr. Ossip:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2018 letter.

General

1.   We note that you intend to "tak[e] advantage of modern technologies including artificial intelligence and blockchain" for your Dayforce platform. Please explain the nature and purpose of blockchain in the context of your business, and discuss any significant challenges and risks with regard to its implementation and accessibility.

Prospectus Summary

Our Dayforce Solution, page 4

2.   We note your response to prior comment 5. Please tell us whether you commissioned this study for use in connection with this registration statement. If so, please file a consent as an exhibit to the registration statement pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act.

Summary Historical Consolidated Financial and Other Data

Consolidated Balance Sheet Data, page 14

3.   As the debt refinancing is intended to occur after the offering and the partial debt repayment with the use of offering proceeds is reflected in the pro forma as adjusted column, please revise to exclude the debt refinancing from the pro forma column. Please similarly revise your Capitalization disclosure on page 54 and your Dilution disclosure on page 55, as applicable. Please tell us how and when you intend to refinance the remaining debt and explain how this pro forma adjustment is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

4.   We note the additional pro forma information provided in response to prior comment 8; however, please tell us what consideration was given to providing pro forma financial statements reflecting the distribution of the business. Refer to Rule 11-02(a)(4) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

How We Assess Our Performance, page 63

5.   Your response to prior comment 15 states that the size of a Bureau customer is not material to an understanding of your conversion opportunity. It, however, is unclear why this information is not material. Given that you charge Dayforce customers on a per-employee, per-month basis, as opposed to a per-process basis, it appears that the total number of employees within a Bureau customer is important to an assessment of this opportunity. Please quantify the composition of your Bureau customer base by size, or advise.

6.   We note your response to prior comment 18. As you present the number of live Dayforce customers as a key performance indicator, please further explain why disclosing the extent to which the Bureau customer migrations impacted this metric is not material to investors. Please tell us the increase in live Dayforce customers that was attributable to the migration of Bureau customers for each period presented. Describe for us the size

composition of the migrated Bureau customers compared to live Dayforce customer types you disclose.

Results of Operations

Nine Months Ended September 30, 2017 Compared With Nine Months Ended September 30, 2016

Revenue, page 70

7.   We note your revised disclosure in response to prior comment 19. Please revise to describe and quantify, if practicable, the factors that impacted Cloud revenues for the periods presented, including any offsetting impacts if material. Please separately disclose the impact of new customers and existing customers, as well as other factors such as pricing. In this regard, we note that your Cloud revenue retention rate is less than 100% and in your response to prior comment 3 you refer to pricing increases for Powerpay.

HCM Segment Results, page 72

8.   You provide a discussion of HCM Adjusted EBITDA but do not discuss the corresponding GAAP measure, HCM Operating profit (loss). We note similar concerns on page 77 and with the discussion of LifeWorks segment results on pages 73 and 77. Revise to provide a discussion of the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Recently Issued Accounting Pronouncements, page 89

9.   Your revised disclosure indicates that you have not concluded when the new revenue standard will be adopted; however, we also note that you have irrevocably elected to "opt out" of the extended transition provision for new accounting standards. Please reconcile this inconsistency.

Business, page 92

10.   Your revised disclosure in response to prior comment 28 indicates that you expect the majority of the Dayforce backlog to be taken live in 2018. Please revise to disclose total backlog, not just Dayforce, for each year-end. Also, disclose the portion that is not reasonably expected to be recognized as revenues in the current fiscal year.

David D. Ossip
Ceridian HCM Holding Inc.
March 9, 2018
Page 4

Consolidated Financial Statements

Note 6. Customer Trust Funds, page F-49

11.   Your revised disclosure in response to prior comment 37 indicates that none of the assets
        held in trust are restricted as to withdrawal or usage to meet client obligations. Please
        revise to clarify that the assets held in trust are intended for the specific purpose of
        satisfying client fund obligations and therefore are not freely available for general
        business use. Refer to Rule 5-02(1) of Regulation S-X.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the
financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require
further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Jan Woo

                                                Jan Woo
                                                Legal Branch Chief
                                                Office of Information
                                                Technologies and Services

cc: Alexander D. Lynch, Esq.
        Weil, Gotshal & Manges LLP